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June 10, 2011 VIA EDGAR	FIRM / AFFILIATE OFFICES
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Brian Cascio

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Advanced Micro Devices, Inc.
Form 10-K for the fiscal year ended December 25, 2010
Filed February 18, 2011
File No. 001-07882

Dear Mr. Cascio:

On behalf of Advanced Micro Devices, Inc. (“AMD” or the “Company”), we confirm receipt of the letter dated May 31, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K, as amended. We are responding to the Staff’s comments on behalf of AMD, as set forth below. The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. AMD’s responses follow each of the Staff’s comments.

Form 10-K for the fiscal year ended December 25, 2010

Item 8. Financial Statements and Supplementary Data

Note 3. GLOBALFOUNDRIES, page 82

1.	In future filings please clarify your accounting policy for equity method losses. That is, please clarify how you considered the guidance in ASC 323-10-35-19 in determining the amount of additional losses you record in excess of your investment. Please discuss the relevant factors that you considered in determining your accounting treatment.

Response: The Company respectfully advises the Staff that in future filings, to the extent the Company has losses in excess of its equity method investment, the Company will clarify how it considered the guidance in ASC 323-10-35-19 in determining the amount of additional losses, and the Company will discuss the relevant factors it considered in determining the accounting treatment.

June 10, 2011

This Offer, page 12

2.	We note that you recognized a $232 million gain on the issuance of new GF shares in 2010. Please tell us the accounting treatment for this transaction and how you determined the amount of the gain.

Response: The Company respectfully advises the Staff that its ownership interest in the Class A Preferred Shares of GLOBALFOUNDRIES Inc. (“GF”) decreased from approximately 83% as of December 26, 2009 to approximately 62% as of December 25, 2010. The dilution of the Company’s ownership interest in GF resulted from investments by Advanced Technology Investment Company LLC (“ATIC”) into GF of an aggregate of $930 million of cash during fiscal 2010 in exchange for GF equity securities. GF used the funds primarily for operating expenses, capacity expansion and technology capability. The Company did not participate in any of these fundings.

As a result of the dilution of its ownership interest, the Company recognized a total gain of $232 million in fiscal 2010. The accounting treatment of the gain followed the accounting guidance set forth in ASC 323-10-40-1 which states that an equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment, and any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings.

The Company determined the gain as the difference between AMD’s post-funding share of the underlying net assets of GF and AMD’s pre-funding share of the underlying net assets of GF. The gain was adjusted for previous basis differences between the Company’s book value and the fair value of the underlying net assets of GF.

Certain Relationships and Related Transactions and Director Independence, page 132

3.	We note your disclosure on page 60 of your proxy statement that is incorporated by reference to your Form 10-K under the heading “Certain Relationships and Related Transactions.” Please expand your disclosure regarding the Wafer Supply Agreement including any other underlying transactions with the related party to comply with the requirements of Item 404(a) of Regulation S-K. Specific disclosure should include identifying your current relationship with the related party, the approximate dollar value of the amount involved in the transaction including the approximate dollar value of the amount of the related person’s interest in the transaction and any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of this transaction. In addition, please expand your disclosure to explain how the term “cost plus” is calculated and the term “where competitive,” is evaluated as well as how the price for GPU products will be “determined by the parties” so that investors can evaluate these transactions. Please show us how your disclosure in this section will appear in your future filings.

June 10, 2011

Response: The Company respectfully submits that it believes the disclosure in its Annual Report on Form 10-K and related proxy statement is in compliance with Item 404(a) of Regulation S-K. The Company’s current relationship with the related party, its 19.69%1 beneficial owner, West Coast Hitech, L.P. (“WCH”), is described in detail in the Company’s proxy statement under the Certain Relationships and Related Transactions section, the Principal Stockholders section and Mr. Waleed Al Muhairi’s director biography in the Company’s proxy statement. Similar details are also provided in the Business section (see “-Manufacturing Arrangements and Assembly and Test Facilities”), the Managements’ Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) section (see “GLOBALFOUNDRIES”) and Note 3 to the Consolidated Financial Statements in the Company’s Annual Report on Form 10-K. The relationship between WCH and GF has recently changed, and both Advanced Technology Investment Company LLC, which together with a sister company owns a significant majority of GF, and WCH are subsidiaries of Mubadala Development Company PJSC, a strategic investment and development company owned by the Government of Abu Dhabi, United Arab Emirates. There is no set dollar value of the transactions under the Wafer Supply Agreement. However, in the MD&A section in the Company’s Annual Report on Form 10-K, under “-Contractual Obligations – Purchase Obligations,” the Company discloses approximate payments under the Wafer Supply Agreement for fiscal 2011 and fiscal 2012 and made similar disclosure for fiscal 2010. The Company notes that the Wafer Supply Agreement was amended following the filing of the Company’s Annual Report on Form 10-K, and the material terms of that amendment are disclosed in the Company’s Current Report on Form 8-K filed on April 4, 2011. The precise disclosure in next year’s Annual Report on Form 10-K and proxy statement will depend upon the terms of the agreement in place at that time. For example, we note that for fiscal 2011, the Company will not make payments under a “cost plus” pricing model. We further note that “cost plus” is standard nomenclature for the payment of the costs to manufacture the product plus an additional percentage of such costs. With respect to GPU products, the Wafer Supply Agreement provides that AMD is only obligated to purchase GPU products from GF, “where competitive.” No additional detail is provided in the Wafer Supply Agreement, and pricing for manufacturing of GPU products will be “determined by the parties” through customary price negotiation.

Exhibits

4.	Please provide us the a copy of the order granting confidential treatment for Exhibit 10.46 from your exhibit index filed as Exhibit 10.5 to the Current Report on Form 8-K dated March 5, 2009. If you have not been granted confidential treatment for such agreement, please submit such confidential treatment request or refile the agreement to a Form 8-K removing the redactions.

[1]	As of March 1, 2011.

June 10, 2011

Response: Please see:

http://www.sec.gov/Archives/edgar/data/2488/999999999709001670/filename1.pdf.

Form 10-Q for the quarter ended April 2, 2011

Financial Statements

Note 2. GLOBALFOUNDRIES, page 6

5.	We note that you recognized a gain of $492 million in the quarter ended April 2, 2011. Please tell us the basis for your accounting treatment and how you determined the amount of the gain.

Response: The Company respectfully advises the Staff that as disclosed in its Quarterly Report on Form 10-Q for the quarter ended April 2, 2011, the Company recognized a net gain of $492 million related to the dilution of its ownership interest in GF’s Class A Preferred Shares as a result of the contribution by ATIC International Investment Company LLC (“ATIC II”) of all of the outstanding ordinary shares of GLOBALFOUNDRIES Singapore Pte. Ltd., (formerly Chartered Semiconductor Manufacturing Ltd.), to GF in exchange for 2,808,981 newly issued shares of GF Class A Preferred Shares. ATIC II is an affiliate of ATIC. Consistent with the response to Comment Number 2 above, the Company recognized the gain based on the accounting guidance under ASC 323-10-40-1.

The amount of the gain, which was limited to the fair value of the Company’s remaining investment in GF, was computed in the same manner as described in Comment Number 2 above.

Gross Margin, page 26

6.	Please tell us the nature of the charges included in gross margin in the first quarter 2011.

Response: The Company respectfully advises the Staff that as disclosed in its Quarterly Report on Form 10-Q for the quarter ended April 2, 2011, the Company included two unusual charges in its gross margin for the first fiscal quarter of 2011: a $24 million charge in connection with a payment to GF and a $5 million charge related to a legal settlement. The nature of each of the items is as follows:

GF charge:

The $24 million GF charge related to a payment to GF, primarily for certain manufacturing equipment that was never placed in service by GF and therefore did not benefit the Company. Since the Company made the payment to GF, the Company’s microprocessor wafer supplier, the Company expensed the entire amount in cost of sales for its operating results for the first fiscal quarter of 2011.

June 10, 2011

Legal settlement charge:

The $5 million charge relates to the settlement of litigation related to the past use of currently licensed patents in the Company’s products.

*        *        *

Additionally, at the Staff’s request, we have provided concurrently with this letter, a written statement from AMD acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We therefore respectfully request that if the Staff has any additional questions or comments, please direct them as soon as possible to the undersigned at (650) 463-3060.

Very truly yours,

/s/ Tad J. Freese Tad J. Freese, Esq. of Latham & Watkins LLP

cc:	Thomas Seifert, Advanced Micro Devices, Inc.

Harry A. Wolin, Esq., Advanced Micro Devices, Inc.

Faina Medzonsky, Esq., Advanced Micro Devices, Inc.

Advanced Micro Devices, Inc.

One AMD Place

Sunnyvale, California 94088

June 10, 2011

VIA EDGAR

Brian Cascio

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Advanced Micro Devices, Inc. Form 10-K for the fiscal year ended December 25, 2010 Filed February 18, 2011 File No. 001-07882

Dear Mr. Cascio:

In connection with the letter dated May 31, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Form 10-K, as amended, Advanced Micro Devices, Inc. (the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Faina Medzonsky

Advanced Micro Devices, Inc.
By: Faina Medzonsky, Assistant Secretary